Exhibit 21.1

List of Subsidiaries

Name	Country of Incorporation
CASIX Inc.	People’s Republic of China
Casix Pte. Ltd.	Singapore
Exception Group Ltd.	United Kingdom
FBN New Jersey Manufacturing, Inc.	Delaware, United States of America
Fabrilink SEZC	The Cayman Islands
Fabrinet China Holdings Ltd.	Mauritius Island
Fabrinet Co., Ltd.	Thailand
Fabrinet Pte., Ltd.	Singapore
Fabrinet UK Holdings Ltd.	United Kingdom
Fabrinet UK Ltd.	United Kingdom
Fabrinet USA, Inc.	California, United States of America
Fabrinet West, Inc.	California, United States of America
Fabritek, Inc.	California, United States of America
Fabritek Israel Ltd.	Israel
Global CEM Solutions Ltd.	United Kingdom